December 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten Anna Abramson

Re:	mCloud Technologies Corp.

Form F-1 (as amended)

File No. 333-264859

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, mCloud Technologies Corp. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, December 22, 2022, or as soon as practicable thereafter.

Very truly yours, mCloud Technologies Corp.
By:	/s/ Russel H. McMeekin
Russel H. McMeekin Chief Executive Officer, President, and Director